UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K     |_| Form 20-F     |_| Form 11-K     |X| Form 10-Q
             |_| Form 10-D     |_| Form N-SAR    |_| Form N-CSR
             For Period Ended: MARCH 31, 2006

             |_| Transition Report on Form 10-K
             |_| Transition Report on Form 20-F
             |_| Transition Report on Form 11-K
             |_| Transition Report on Form 10-Q
             |_| Transition Report on Form N-SAR
             For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                         PART I - REGISTRANT INFORMATION

                        PATIENT SAFETY TECHNOLOGIES, INC.
                             Full name of Registrant

                                       N/A
                            Former Name if Applicable

                        1800 CENTURY PARK EAST, SUITE 200
            Address of Principal Executive Office (Street and Number)

                              LOS ANGELES, CA 90067
                            City, State and Zip Code

                        PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form
|X| N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      William B. Horne              (310)                     895-7750
      ----------------              -----                     --------
          (Name)                 (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Patient Safety Technologies, Inc. (the "COMPANY") anticipates that its revenue, operating expenses and net loss for the fiscal quarter ended March 31, 2006 are significantly greater than the revenue, expenses and net loss for the fiscal quarter ended March 31, 2005. The increase in revenue is primarily the result of the transfer to the Company of 500,000 shares of common stock of IPEX, Inc. ("IPEX") in exchange for consulting services rendered by the Company to IPEX. The increase in operating expenses for the quarter ended March 31, 2006 when compared to March 31, 2005, was primarily the result of stock based compensation expenses, and to a lesser extent salaries and employee benefits, and a non-recurring severance package paid to our former Chairman and Chief Executive Officer. Net loss increased for the quarter ended March 31, 2006 compared to the quarter ended March 31, 2005 primarily as a result of a significant increase in operating expenses.

            A reasonable estimate of the results cannot be made at this time due to the fact that the compilation, dissemination and review of the information required to be presented in the Form 10-Q has not been completed.


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                        PATIENT SAFETY TECHNOLOGIES, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2006                                By:  /s/ William B. Horne
                                                       -------------------------
                                                  Name: William B. Horne
                                                  Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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